Exhibit 99.1

SPROTT PHYSICAL SILVER TRUST

Amendment No. 1 to
Controlled Equity OfferingSM
Sales Agreement
January 29, 2020
Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022
Virtu Americas LLC
One Liberty Plaza
165 Broadway
New York, NY 10006

Ladies and Gentlemen:

Reference is made to the Controlled Equity OfferingSM Sales Agreement, dated June 24, 2016, including the Schedules thereto (the “Sales Agreement”), by and among Sprott Physical Silver Trust, a trust formed and organized under the laws of the Province of Ontario (the “Trust”), Sprott Asset Management LP, a limited partnership organized under the laws of the Province of Ontario (the “Manager”), and Cantor Fitzgerald & Co. (the “Agent”), pursuant to which the Company agreed to sell through the Agent, as sales agent, units of the Trust.  All capitalized terms used in this Amendment No. 1 to Controlled Equity OfferingSM Sales Agreement (this “Amendment”) among the Trust, the Manager, and the Agents (as defined below) and not otherwise defined herein shall have the respective meanings assigned to such terms in the Sales Agreement.  The Trust, the Manager, the Agent and Virtu Americas LLC (“Virtu” and together with the Agent, the “Agents”) agree as follows:
A.          Amendments to Sales Agreement.  On the date hereof (the “Amendment Date”), Virtu shall become an additional party to the Sales Agreement by executing this Amendment with all rights and obligations as a sales agent and the Sales Agreement is further amended as follows:
1.          The introductory paragraph shall be amended and restated as follows:
“Sprott Physical Silver Trust, a trust formed and organized under the laws of the Province of Ontario (the “Trust”) and managed by Sprott Asset Management LP, a limited partnership organized under the laws of the Province of Ontario (the “Manager”), each confirm their agreement (this “Agreement”) with Cantor Fitzgerald & Co. and Virtu Americas LLC (each individually an Agent and together, the “Agents”), as follows:”
2.          Any references in the Sales Agreement to “Agent” or “Agent’s” in the singular shall be amended to refer to “Agents” or “Agents’” in the plural and any applicable verbs or pronouns shall be similarly changed from the singular form to the plural form.
3.          In the first paragraph of Section 1, the reference to “June 21, 2016” shall be changed to “June 20, 2018.”
4.          In the third paragraph of Section 1, the reference to “(File No. 333-212156)” shall be changed to “(File No. 333-225772).”

5.          In the first sentence of Section 2, the reference to “the Agent” shall be changed to “one of the Agents.”
6.          New Section 5(f) shall be added as follows:
“(f)          Sales Through the Agents.  With respect to the offering and sale of Placement Units pursuant to this Agreement, the Trust agrees that any offer to sell Placement Units, any solicitation of an offer to buy Placement Units, and any sales of Placement Units shall only be effected by or through a single Agent on any single given day, and the Trust shall in no event request that more than one Agent offer or sell Placement Units pursuant to this Agreement on the same day.”
7.          Section 10(b) is deleted in its entirety and replaced with the following:
“Indemnification by the Agents.  Each respective Agent, severally but not jointly, agrees to indemnify and hold harmless the Manager and the Trust, the officers of the Manager who sign the Registration Statement and each person, if any, who controls the Trust within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto) or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information relating to such respective Agent and furnished to the Trust in writing by such respective Agent expressly for use therein.  The Trust and the Manager hereby acknowledge that the only information that the Agents have furnished to the Trust and the Manager expressly for use in the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus (or any amendment or supplement thereto) are the statements set forth in the seventh paragraph under the caption “Plan of Distribution” in the Prospectus (the “Agent Information”).”
8.          Section 11(e) shall be amended by adding the following sentence at the end of the paragraph:
“The Agents’ respective obligations to contribute pursuant to this Section 11(e) are several in proportion to the respective number of Placement Units they have sold hereunder, and not joint.”
9.          Section 12(a) shall be amended by adding the following sentence at the end of the paragraph:
“For the avoidance of doubt, the termination by one of the Agents of its rights and obligations under this Agreement pursuant to this Section 12(a) shall not affect the rights and obligations of the other Agent under this Agreement.”
10.          Section 12(c) shall be amended by adding the following sentence at the end of the paragraph:
“For the avoidance of doubt, the termination by one of the Agents of its rights and obligations under this Agreement pursuant to this Section 12(c) shall not affect the rights and obligations of the other Agent under this Agreement.”

11.          Section 13 is amended to update the notices for the Agents and Trust or Manager as follows:
Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022
Attention:    Capital Markets
Facsimile:    (212) 307-3730

Virtu Capital Markets
Virtu Financial
One Liberty Plaza
165 Broadway
New York, New York 10006
Attention: Virtu Capital Markets
and with a copy (which shall not constitute notice) to:
Cantor Fitzgerald & Co.
499 Park Avenue
New York, NY 10022
Attention:    General Counsel
Facsimile:    (212) 829-4708
Cooley LLP
55 Hudson Yards
New York, NY 10001-2157
Attention:     Daniel I. Goldberg, Esq.
Facsimile:    (212) 479-6275

Stikeman Elliott LLP
5300 Commerce Court W. 199 Bay St.
Toronto, Ontario M5L 1B9
Attention: Steven D. Bennett
Facsimile: (416) 947-0866

Sprott Physical Silver Trust/Sprott Asset Management LP
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario  M5J 2J1
Attention:          Arthur Einav/Ahsan Ahmed

12.          Section 21 is deleted in its entirety and replaced with the following:
21.          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Delivery of an executed Agreement by one party to the other may be made by facsimile or electronic transmission.

13.          Schedule 3 is amended to update the Notice Parties for the Manager and Agents as follows:
The Manager
Peter Grosskopf (pgrosskopf@sprott.com)
Arthur Einav (aeinav@sprott.com)
Ahsan Ahmed (aahmed@sprott.com)
Cantor Fitzgerald & Co.
Sameer Vasudev (svasudev@cantor.com)
Graham Moylan (gmoylan@cantor.com)
With copies to:
CFControlledEquityOffering@cantor.com
Virtu Capital Markets
Jeff Lumby (jlumby @virtu.com)
Joshua Feldman (jfeldman@virtu.com)
Conor Lumby (clumby@virtu.com)
With copies to:
ATM@Virtu.com

B.          Prospectus Supplement.  The Company shall prepare and file in accordance with General Instruction II.L of Form F-10 of the Securities Act, a Prospectus Supplement reflecting this Amendment.
C.          Canadian Basic Prospectus. The parties hereto acknowledge that any reference to the Canadian Basic Prospectus in the Sales Agreement shall refer to the final short form base shelf prospectus dated June 20, 2018, or any subsequent final short form base shelf prospectus, filed with the OSC as principal regulator and with each of the other Canadian Securities Commissions in accordance with the Shelf Procedures.
D.          Notwithstanding anything to the contrary contained herein, this Amendment shall not have any effect on the terms of the Sales Agreement prior to the Amendment Date, and the rights and obligations of the parties thereunder, including, without limitation, the representations, warranties and agreements (including the indemnification and contribution provisions), as well as the definitions of “Registration Statement,” “Basic Prospectus,” “and “Prospectus,” contained in the Sales Agreement.
E.          No Other Amendments.  Except as set forth in Part A above, all the terms and provisions of the Sales Agreement shall continue in full force and effect.

F.          Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Delivery of an executed Amendment by one party to the other may be made by facsimile or electronic transmission.
G.          Governing Law.  This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.
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If the foregoing correctly sets forth the understanding among us, please so indicate in the space provided below for that purpose.
Very truly yours,

SPROTT PHYSICAL SILVER TRUST

By its manager, Sprott Asset Management LP

By its general partner, Sprott Asset Management GP Inc.

By:	/s/ John Ciampaglia
Name: John Ciampaglia
Title: Chief Executive Officer

SPROTT ASSET MANAGEMENT LP

By its general partner, Sprott Asset Management GP Inc.

By:	/s/ Peter Grosskopf
Name: Peter Grosskopf
Title:Director

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.

By:	/s/ Mark Kaplan
Name: Mark Kaplan
Title: Chief Operating Officer

VIRTU AMERICAS LLC

By:	/s/ Jeffery Lumby
Name: Jeffery Lumby
Title: Head of Virtu Capital Markets